SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Pure Storage, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74624M 10 2

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74624M 10 2	13G

1.	Names of Reporting Persons Redpoint Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 635,893 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 635,893 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,893 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3% of Common Stock (0.6% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Redpoint Ventures IV, L.P. (“RV IV”), Redpoint Associates IV, LLC (“RA IV”) and Redpoint Ventures IV, LLC (“RV IV LLC,” together with RV IV and RA IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 619,996 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RV IV, and (ii) 15,897 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	The Common Stock beneficial ownership percentage is based on a total of 216,783,205 shares of Common Stock (112,788,614 shares of Class A Common Stock and 103,994,591 shares of Class B Common Stock) as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017.
(4)	The Class A Common Stock beneficial ownership percentage is based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.
(5)	The shares held by the Reporting Persons represent 0.6% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 74624M 10 2	13G

1.	Names of Reporting Persons Redpoint Associates IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 635,893 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 635,893 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,893 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3% of Common Stock (0.6% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 619,996 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RV IV, and (ii) 15,897 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	The Common Stock beneficial ownership percentage is based on a total of 216,783,205 shares of Common Stock (112,788,614 shares of Class A Common Stock and 103,994,591 shares of Class B Common Stock) as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017.
(4)	The Class A Common Stock beneficial ownership percentage is based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.
(5)	The shares held by the Reporting Persons represent 0.6% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 74624M 10 2	13G

1.	Names of Reporting Persons Redpoint Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 635,893 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 635,893 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,893 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3% of Common Stock (0.6% of Class A Common Stock) (3)(4)(5)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 619,996 shares of Class B Common Stock held by RV IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RV IV, and (ii) 15,897 shares of Class B Common Stock held by RA IV, which may be converted into Class A Common Stock at a 1:1 ratio at the option of RA IV. RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly. The information with respect to the ownership of ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	The Common Stock beneficial ownership percentage is based on a total of 216,783,205 shares of Common Stock (112,788,614 shares of Class A Common Stock and 103,994,591 shares of Class B Common Stock) as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017.
(4)	The Class A Common Stock beneficial ownership percentage is based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.
(5)	The shares held by the Reporting Persons represent 0.6% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 74624M 10 2	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of Class A Common Stock of Pure Storage, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Pure Storage, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

650 Castro Street, Suite 400

Mountain View, California 94041

Item 2(a).	Name of Person(s) Filing:

Redpoint Ventures IV, L.P. (“RV IV”)

Redpoint Associates IV, LLC (“RA IV”)

Redpoint Ventures IV, LLC (“RV IV LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

3000 Sand Hill Road, Suite 290

Menlo Park, California 94025

Item 2(c).	Citizenship:

RV IV is a Delaware limited partnership

RA IV is a Delaware limited liability company

RV IV LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

74624M 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

CUSIP No. 74624M 10 2	13G

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Persons	Class A Common Stock Held Directly (1)	Class B Common Stock Held Directly (1)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)(4)(5)
RV IV	0	619,996	635,893	635,893	635,893	0.3% of Common Stock (0.6% of Class A Common Stock)
RA IV	0	15,897	635,893	635,893	635,893	0.3% of Common Stock (0.6% of Class A Common Stock)
RV IV LLC (2)	0	0	635,893	635,893	635,893	0.3% of Common Stock (0.6% of Class A Common Stock)

(1)	Represents the number of shares held by the Reporting Persons as of December 31, 2017.
(2)	RV IV LLC serves as the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. As such, RV IV LLC possesses power to direct the voting and disposition of the shares owned by RV IV and RA IV and may be deemed to have indirect beneficial ownership of the shares held by RV IV and RA IV. RV IV LLC owns no securities of the Issuer directly.
(3)	The Common Stock beneficial ownership percentage is based on a total of 216,783,205 shares of Common Stock (112,788,614 shares of Class A Common Stock and 103,994,591 shares of Class B Common Stock) as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017.
(4)	The Class A Common Stock beneficial ownership percentage is based on 112,788,614 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2017, filed with the SEC on December 8, 2017, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.
(5)	The shares held by the Reporting Persons represent 0.6% of the combined voting power of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 74624M 10 2	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

REDPOINT VENTURES IV, L.P.
By its General Partner, Redpoint Ventures IV, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

REDPOINT ASSOCIATES IV, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

REDPOINT VENTURES IV, LLC

By:	/s/ Satish Dharmaraj
Satish Dharmaraj
Manager

Exhibit(s):	99.1: Joint Filing Statement